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SEC MAIL RECEIVED PROCESSING
APR 0 5 2010
WASH. D.C. 193 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING__12/31/09____
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Dove Street, Suite 330

(No. and Street)

Newport Beach   CA   92660
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
————
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry R. Law

                                                  949-660-8833
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company

(Name – if individual, state last, first, middle name)

555 Anton Blvd, Suite 1000, Costa Mesa, CA 92626

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Larry R. Law_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____JRL Capital Corporation_____, as

of _____December 31_____, 20 09 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION
SEC ID No. 8-26657

TRANSITIONAL ASSESSMENT RECONCILIATION
(FORM SIPC-7T)

For the Year Ended December 31, 2009

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION
THEREON



KMJ | Corbin &
Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
JRL Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by JRL Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of cancelled checks, noting no differences;

2. Compared the total revenues reported in Part III of the Annual Audit Report on Form X-17A-5 for the year ended December 31, 2009 and reconciled it to the total revenue reported in each of the four quarterly FOCUS reports (line 9, code 4030) filed for the year ended December 31, 2009, noting a $8,991 difference due to audit adjustments; compared the total revenue reported in the last three quarterly FOCUS reports (line 9, code 4030) filed for the year ended December 31, 2009 plus the audit adjustments to total revenue reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a difference as follows;

Item No.	Description	Per SIPC-7T	Per KMJ	Difference
2a	Total revenue	$ 839,450	$ 629,045	$ 210,405

The difference noted above was due to the Company reporting the total revenue for the year ended December 31, 2009 in the Form SIPC-7T rather than for the period from April 1, 2009 through December 31, 2009.

p 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers (general ledger transaction details by account), noting differences as follows;

Item No.	Description of Adjustments	Per SIPC-7T	Schedules Used	Amt on Schedule	Difference
2c(1)	Revenues from unit investment trust, variable annuities, business of insurance, investment advisory services	$ 536,448	General ledger transaction detail	$ 394,201	$ 142,247
2c(8)	Other revenue not related directly or indirectly to the securities business	$ -	General ledger transaction detail	$ 42	$ (42)

For Item No. 2c(1), the difference noted above was due to the Company reporting the total revenue for the year ended December 31, 2009 rather than for the period from April 1, 2009 through December 31, 2009. For Item 2c(8), the difference noted above was due to the Company combining the adjustments with Item No. 2c(1), as well as being the total amount for the year ended December 31, 2009 rather than for the period from April 1, 2009 through December 31, 2009;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (general ledger transaction details) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no difference.

As a result of applying these agreed-upon procedures, the Company has overpaid its 2009 SIPC Transitional Assessment with the differences summarized as follows:

Item No.	Per SIPC-7T submitted	Recomputed by KMJ
2a	$ 839,450	$ 629,045
2c(1)	536,448	394,201
2c(8)	-	42
Total deductions	536,448	394,243
SIPC net operating revenues	$ 303,002	$ 234,802
General assessment	$ 758	$ 587
Less payment made with SIPC 6	(631)	(631)
Less payment made with SIPC 7T	(127)	(127)
Overpayment	$ -	$ (171)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ | Corbin & Company LLP

Costa Mesa, California
March 26, 2010

SIPC-7T	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7T
(29-REV 12/09)	805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **Transitional Assessment Reconciliation** (Read carefully the instructions in your Working Copy before completing this Form)	(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
026657   FINRA   DEC
JRL CAPITAL CORPORATION     16*16
1301 DOVE ST STE 330
NEWPORT BEACH CA 92660-2461
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry R. Law 949-660-8833

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _758_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_631_)

   _____ Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _127_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _127_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _127_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JRL Capital Corporation
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _26_ day of _February_, 20 _10_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
          Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending ___12/31__, 20*09*
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *839 450*

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. *536448*

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    _____ _____

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) _____

        Total deductions *536 448*

2d. SIPC Net Operating Revenues $ *303 002*

2e. General Assessment @ .0025 $ *758*
(to page 1 but not less than $150 minimum)

2